Exhibit (s)(6)

The information in this preliminary prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

[FORM OF PROSPECTUS SUPPLEMENT TO BE USED IN

CONJUNCTION WITH FUTURE UNIT OFFERINGS]

PROSPECTUS SUPPLEMENT

(to Prospectus dated               , 2014)

WHITEHORSE FINANCE, INC.

[   ]% [Title to be Specified] Units

We are an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. H.I.G. WhiteHorse Advisers, LLC serves as our investment adviser. H.I.G. WhiteHorse Administration, LLC serves as our administrator. These entities are affiliates of H.I.G. Capital, L.L.C., an alternative asset manager founded in 1993 and focused on the small-cap market. H.I.G. Capital, L.L.C. had over $        billion of capital under management as of      , 20   .

Our investment objective is to generate risk-adjusted returns primarily by originating secured loans to small-capitalization, or small-cap, companies across a broad range of industries, providing our stockholders with current income and capital appreciation. We invest primarily in securities that are rated below investment grade by rating agencies or that may be rated below investment grade if they were so rated. Below investment grade securities, which are often referred to as “junk” bonds, are viewed as speculative investments because of concerns with respect to the issuer’s capacity to pay interest and repay principal.

[We are an “emerging growth company” within the meaning of the recently enacted Jumpstart Our Business Startups Act.]

We are offering for sale               our [ ]% [title to be specified] units (the “Units”). Each Unit has a stated amount of $       . [Insert information regarding securities comprising unit to the extent required to be disclosed by applicable law or regulation].

[Our common stock is traded on The NASDAQ Global Select Market under the symbol “WHF.” The last reported closing price for our common stock on              , 20     was $        per share. The net asset value of our common stock on              , 20     (the last date prior to the date of this prospectus supplement on which we determined net asset value) was $     per share.]

Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it will likely increase the risk of loss for purchasers in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our securities involves a high degree of risk. Before buying any securities, you should read the discussion of the material risks of investing in our common stock, including the risk of leverage, in “Risk Factors” beginning on page [•] of this prospectus supplement and on page [•] of the accompanying prospectus.

This prospectus supplement contains important information you should know before investing in our Units. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information is available free of charge by contacting us at 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131, Attention: Investor Relations, or by calling us collect at (305) 381-6999. The SEC also maintains a website at http://www.sec.gov that contains such information.

	Per Unit	Total
Public offering price	$	$
Sales load (underwriting discounts and commissions)	$	$
Proceeds to us (before expenses)	$	$

[[The underwriters may also purchase up to an additional           Units from us at the public offering price, less the underwriting discount, within     days of the date of this prospectus supplement to cover overallotments, if any. If the underwriters exercise this option in full, the total public offering price will be $          , the total underwriting discount (sales load) paid by us will be $          , and total proceeds, before expenses, will be $          .]]

The underwriters are offering the Units as set forth in “Underwriting.” The Units will be ready for delivery [in book-entry form through The Depository Trust Company] on or about          , 20   .

The date of this prospectus supplement is              , 20   .

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date. We will update these documents to reflect material changes only as required by law. We are offering to sell and seeking offers to buy, securities only in jurisdictions where offers are permitted.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information and disclosure. To the extent the information contained in this prospectus supplement differs from the information contained in the accompanying prospectus, the information in this prospectus supplement shall control. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading, “Available Information” before investing in our Units.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Page

PROSPECTUS SUPPLEMENT SUMMARY	S-1
SPECIFIC TERMS OF THE UNITS AND THE OFFERING	S-6
RISK FACTORS	S-7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-8
USE OF PROCEEDS	S-9
CAPITALIZATION	S-11
DESCRIPTION OF THE UNITS	S-10
SELECTED CONSOLIDATED FINANCIAL DATA	S-12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	S-14
UNDERWRITING	S-15
LEGAL MATTERS	S-18
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	S-18
AVAILABLE INFORMATION	S-18

PROSPECTUS

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some of the information in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the more detailed information set forth under “Risk Factors” and the other information included in this prospectus supplement and the accompanying prospectus carefully.

Except as otherwise indicated, the terms:

•	“we,” “us,” “our” and “WhiteHorse Finance” refer (unless the context otherwise requires) to WhiteHorse Finance, Inc., a Delaware corporation, and its consolidated subsidiaries, WhiteHorse Warehouse (as defined below) and Bayside Financing S.A.R.L.;

•	“H.I.G. Capital” refers (unless the context otherwise requires), collectively, to H.I.G. Capital, L.L.C., a Delaware limited liability company, and its affiliates. H.I.G. Capital employs all of WhiteHorse Finance’s investment professionals, as well as those of WhiteHorse Advisers (as defined below), WhiteHorse Administration (as defined below) and their respective affiliates;

•	“WhiteHorse Warehouse” refers to WhiteHorse Finance Warehouse, LLC, a special purpose Delaware limited liability company and a wholly owned subsidiary of WhiteHorse Finance;

•	“WhiteHorse Advisers” and the “Investment Adviser” refer to H.I.G. WhiteHorse Advisers, LLC, a Delaware limited liability company and an affiliate of H.I.G. Capital;

•	“WhiteHorse Administration” and the “Administrator” refer to H.I.G. WhiteHorse Administration, LLC, a Delaware limited liability company and an affiliate of H.I.G. Capital;

•	“Unsecured Term Loan” refers to the $[90] million unsecured term loan, as amended, between us, H.I.G. Bayside Loan Opportunity Fund II, L.P., as guarantor, and Citibank, N.A., as sole lead arranger;

•	“Senior Notes” refer to the $30 million senior notes issued on July 23, 2013; and

•	“Credit Facility” refers to the $[150] million secured revolving credit facility between WhiteHorse Warehouse, as borrower, and the Lender (as defined below), for which Natixis, New York Branch, provides liquidity support, and for which the “Lender” refers, collectively, to the asset-backed commercial paper conduit, together with any additional lenders that may join the Credit Facility in the future.

On December 3, 2012, we converted from a limited liability company into a Delaware corporation. In this conversion, WhiteHorse Finance, Inc. succeeded to the business of WhiteHorse Finance, LLC, and the members of WhiteHorse Finance, LLC became stockholders of WhiteHorse Finance, Inc. In this prospectus supplement, we refer to these transactions as the “BDC Conversion” and, where applicable, “shares” refer to our units prior to the BDC Conversion and to shares of common stock in our corporation afterward.

WhiteHorse Finance

We are an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act. In addition, for tax purposes we have elected to be treated as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code, and intend to qualify annually for such treatment.

We are a direct lender targeting debt investments in privately held, small-cap companies located in the United States. We define the small-cap market as those companies with enterprise values between $50 million and $350 million. Our investment objective is to generate attractive risk-adjusted returns primarily by originating and investing in senior secured loans, including first lien and second lien facilities, to performing small-cap companies across a broad range of industries that typically carry a floating interest rate based on the London Interbank Offered Rate, or LIBOR, and have a term of three to six years. While we focus principally on originating senior secured loans to small-cap companies, we may also make opportunistic investments at other levels of a company’s capital structure, including mezzanine loans or equity interests. We also may receive warrants to purchase common stock in connection with our debt investments. We generate current income through the receipt of interest payments, as well as origination and other fees, capital appreciation and dividends.

We invest primarily in securities that are rated below investment grade by rating agencies or that may be rated below investment grade if they were so rated. Below investment grade securities, which are often referred to as “junk” bonds, are viewed as speculative investments because of concerns with respect to the issuer’s capacity to pay interest and repay principal.

Our Investment Adviser

Our investment activities are managed by our investment adviser, WhiteHorse Advisers. WhiteHorse Advisers is an affiliate of H.I.G. Capital and is responsible for sourcing potential investments, conducting research and diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. WhiteHorse Advisers has also agreed to provide us with access to personnel and its investment committee, or the investment committee. WhiteHorse Advisers is a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. See “The Adviser and the Administrator — Investment Advisory Agreement — Management Fee” in the accompanying prospectus for a discussion of the fees that are payable by us to our Investment Adviser.

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WhiteHorse Advisers has entered into a staffing agreement, or the Staffing Agreement, with an affiliate of H.I.G. Capital under which the affiliate has agreed to make experienced investment professionals available to WhiteHorse Advisers and to provide access to its senior investment personnel to enable WhiteHorse Advisers to perform all of its obligations under the Investment Advisory Agreement. See “Related Party Transactions and Certain Relationships — Staffing Agreement” in the accompanying prospectus for a discussion of the Staffing Agreement. We believe that the Staffing Agreement provides our Investment Adviser with access to investment opportunities, which we refer to in the aggregate as deal flow, generated by H.I.G. Capital in the ordinary course of business and commits certain members of H.I.G. Capital’s investment committee to serve as members of WhiteHorse Advisers’ investment committee.

An affiliate of our adviser, WhiteHorse Administration, under an administration agreement, or the Administration Agreement, provides administrative services necessary for us to operate. See “The Adviser and the Administrator — Administration Agreement” in the accompanying prospectus for a discussion of the fees and expenses for which we are required to reimburse WhiteHorse Administration.

H.I.G. Capital

H.I.G. Capital is one of the leading global alternative asset managers focused on the small-cap market. H.I.G. Capital was founded in 1993 and, for more than 20 years, has grown by continually enhancing its strategic investment capabilities into additional asset classes within the small-cap market. As of         , 20   , H.I.G. Capital managed over $        billion of capital through a number of buyout, credit-oriented and growth capital funds, each of which is focused on the small-cap market. As of such date, H.I.G. Capital operated through domestic offices in Atlanta, Boston, Chicago, Dallas, Miami, New York and San Francisco and international offices in Hamburg, London, Madrid, Milan, Paris and Rio de Janeiro and had a team of approximately           investment professionals. H.I.G. Capital’s investment professionals share a common investment philosophy built around a highly analytical, private equity-like framework of rigorous business assessment, extensive due diligence and a disciplined risk valuation methodology that guides investment decisions. H.I.G. Capital has built an extensive and proprietary network of informal and unconventional deal sources in the small-cap business community consisting of accountants, attorneys, and other advisors who have access to small-cap companies. We believe that H.I.G. Capital, as an experienced small-cap investor, has a demonstrated ability to identify, source, analyze, invest and monitor investments in the small-cap market. H.I.G. Capital is headquartered in Miami, Florida.

Market Opportunity

We pursue an investment strategy focused on originating senior secured loans to small-cap companies, including first lien and second lien facilities. We may also make investments at other levels of a company’s capital structure, including mezzanine loans or equity interests, and receive warrants to purchase common stock in connection with our debt investments. We believe that market inefficiencies and an imbalance between the supply of, and demand for, capital in the small-cap credit market creates an attractive investment opportunity through the origination of primary loans for the following reasons:

Specialized Lending Requirements. In our experience, lending to small-cap companies requires more rigorous due diligence and underwriting processes than lending to larger companies. Small-cap companies typically have fewer management resources to dedicate to the borrowing process, and often receive no assistance from financial advisors in this regard. Because of these and other specialized lending requirements, only a limited segment of the lending community has historically served small-cap borrowers.

Reduced Lending by Commercial Banks. Recent regulatory changes and continued ownership of legacy assets have significantly curtailed banks’ lending capacities. In response, we believe that many commercial banks have deemphasized their service and product offerings to small-cap companies in favor of lending to larger customers. We believe that the relative decline in competition from commercial banks drives a higher volume of deal flow to us.

Reduced Credit Supply from Non-Bank Lenders. We believe lending to small-cap companies by hedge funds and other non-bank lenders is constrained, as many such lenders have gone out of business, exited this market or are winding down. Along with reduced lending by commercial banks, we believe that reduced credit supply from non-bank lenders provides a promising environment for originating loans to small-cap companies.

Significant Demand for Credit. We believe that demand for debt financing from small-cap companies will remain strong because these companies will continue to require credit to refinance existing debt, to support growth initiatives and to finance acquisitions. We believe the combination of strong demand by small-cap companies and the reduced supply of credit described above should increase lending opportunities for us.

Inefficient Market. We believe there are a number of inefficiencies in the small-cap credit market that will allow us to achieve superior risk-adjusted returns relative to other types of loans. Unlike larger companies, small-cap borrowers may not have a financial advisor and, as a result, may not receive as many financing offers, leading to more favorable financing terms for us, and may be less sophisticated in negotiating the terms of their financing. Moreover, the simpler capital structures frequently found in small-cap companies often enhance protections and reduce or eliminate intercreditor issues. In addition, small-cap lenders face less competition than lenders to larger companies. As a result, small-cap lenders frequently have greater flexibility in structuring favorable transactions.

We believe these factors, taken together, should increase lending opportunities for us.

Competitive Strengths

Leading Small-Cap Market Position. H.I.G. Capital is one of the leading global alternative asset managers focused on the small-cap market. With more than $     billion of capital under management and more than 20 years of investment experience focused primarily on small-cap companies as of         , 20   , H.I.G. Capital believes it has a specialized knowledge of the small-cap marketplace and expertise in evaluating the issues and opportunities facing small-cap companies throughout economic cycles. We believe that the quality of these resources provides a significant advantage and contributes to the strength of our business.

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Large and Experienced Management Team with Substantial Resources. Our Investment Adviser has access through the Staffing Agreement to the resources and expertise of H.I.G. Capital’s approximately        employees in     offices across the United States, Europe and South America as of         , 20   . As of such date, H.I.G. Capital had approximately           experienced investment professionals, including more than professionals dedicated to debt investing. We believe that the quality of these resources provides a significant advantage and will contribute to the strength of our business.

Extensive Deal Sourcing Infrastructure. Given the inefficiencies of the small-cap market, finding smaller companies that represent attractive debt investment opportunities requires a different sourcing network than that for larger companies. For more than 20 years, H.I.G. Capital has built an extensive and proprietary network of deal sources in the small-cap market consisting of accountants, attorneys and other advisors who have access to these companies. Each of H.I.G. Capital’s approximately        investment professionals is involved in deal sourcing, and our in-house business development group of       deal sourcing professionals further enhances our sourcing network. We believe H.I.G. Capital’s extensive deal sourcing infrastructure provides us with access to investment opportunities that may not be available to many of our competitors.

Deep Credit Expertise. As of         , 20   , H.I.G. Capital’s credit platform managed approximately $     billion of capital across multiple investment funds supported by more than     dedicated credit investment professionals. These investment professionals bring a depth of experience across a broad range of transaction types, including primary loan originations and distressed debt investments, and focus on capital preservation by extending loans to portfolio companies with assets that it believes will retain sufficient value to repay us even in depressed markets or under liquidation scenarios. We believe this experience and expertise in credit documentation, loan structuring and restructuring negotiations helps to protect our investments and maximize our recovery value to the extent a portfolio company does not perform as expected.

Disciplined Investment and Underwriting Process. Through its more than 20 years of investment experience, H.I.G. Capital has developed a disciplined investment process entailing intensive “bottom-up” fundamental analysis in order to generate attractive risk-adjusted returns while preserving downside protection. Our Investment Adviser utilizes the established investment processes developed by H.I.G. Capital to analyze investment opportunities, including structuring loans with appropriate covenants and pricing loans based on its knowledge of the small-cap market and on its rigorous underwriting standards. Each investment is reviewed by the investment committee, which is comprised of senior investment professionals of H.I.G. Capital with an average of more than     years of investment experience as of           , 20   .

Organizational Structure

The following shows an organizational chart reflecting our relationship with our Investment Adviser and Administrator and our direct and indirect ownership interests in certain of our subsidiaries as of the date of this prospectus supplement:

[Update chart based on corporate structure at time of offering.]

Recent Developments

[Insert description of recent developments at time of offering.]

Operating and Regulatory Structure

Our investment activities are managed by WhiteHorse Advisers and supervised by our board of directors, a majority of whom are independent of H.I.G. Capital, WhiteHorse Advisers and their respective affiliates.

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We have elected to be treated as a business development company under the 1940 Act and have elected be treated as a RIC under Subchapter M of the Code and intend to qualify annually for such treatment. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors of a business development company be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

As a business development company, we are required to comply with certain regulatory requirements. For example, we note that any affiliated investment vehicle formed in the future and managed by our Investment Adviser may, notwithstanding different stated investment objectives, have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. If our Investment Adviser undertakes to manage a new fund in the future, we will not invest in any portfolio company in which that fund has a pre-existing investment, although we may co-invest with such affiliate on a concurrent basis, subject to compliance with existing regulatory guidance, applicable regulations, our allocation procedures and/or exemptive relief issued by the Securities and Exchange Commission, or the SEC. See “Regulation” in the accompanying prospectus.

Also, as a business development company, we are generally prohibited from acquiring assets other than qualifying assets unless, after giving effect to any acquisition, at least 70% of our total assets are qualifying assets. Qualifying assets generally include securities of eligible portfolio companies, cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. Under the rules of the 1940 Act, “eligible portfolio companies” include (1) private U.S. operating companies, (2) public U.S. operating companies whose securities are not listed on a national securities exchange (e.g., the New York Stock Exchange) or registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (3) public U.S. operating companies having a market capitalization of less than $250 million. Public U.S. operating companies whose securities are quoted on the over-the-counter bulletin board and through Pink Sheets LLC are not listed on a national securities exchange and therefore are eligible portfolio companies. See “Regulation” in the accompanying prospectus.

Use of Leverage

As a business development company, we are permitted under the 1940 Act to borrow funds to finance a portion of our investments. As of          , 20     , we had $       million debt outstanding under the Credit Facility, $       million of debt outstanding under the Senior Notes and $     million of debt outstanding under the Unsecured Term Loan. In addition to the Credit Facility, the Senior Notes and the Unsecured Term Loan described above, we expect to use leverage to finance a portion of our investments in the future, consistent with the rules and regulations under the 1940 Act. We consolidate our financial results with those of WhiteHorse Warehouse for financial reporting purposes.

As a business development company, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay debt when it is disadvantageous to do so. We measure our compliance with the leverage test applicable to business development companies under the 1940 Act on a consolidated basis. We expect to continue to use leverage to finance a portion of our investments in the future, consistent with the rules and regulations under the 1940 Act. We expect that we would incur such leverage through either a traditional credit facility or a securitization vehicle, rather than through an issuance of preferred stock.

The use of leverage is generally considered a speculative investment technique and increases the risks associated with investing in our securities. In the future, we may borrow from, and issue senior securities to, banks, insurance companies and other lenders. If the value of our assets decreases, leveraging would cause net asset value, or NAV, to decline more sharply than it otherwise would have had we not leveraged, thereby magnifying losses or eliminating our equity stake in a leveraged investment. See “Risk Factors — Risks Relating to our Business and Structure — We intend to continue to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us” in the accompanying prospectus.

Conflicts of Interest

We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. On July 8, 2014, the SEC granted the Exemptive Relief Order, which permits us to participate in negotiated investments with our affiliates that would otherwise be prohibited by the 1940 Act, subject to certain conditions. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying or selling any security from or to, or entering into certain “joint” transactions (which could include investments in the same portfolio company) with such affiliates, absent the prior approval of our independent directors. Our Investment Adviser and its affiliates, including persons that control, or are under common control with, us or our Investment Adviser, are also considered to be our affiliates under the 1940 Act.

We may invest alongside other clients of our Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law, the Exemptive Relief Order, SEC staff interpretations and/or exemptive relief issued by the SEC. For example, we may invest alongside such accounts consistent with guidance promulgated by the staff of the SEC permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that our Investment Adviser, acting on our behalf and on behalf of other clients, negotiates no term other than price. We may also invest alongside our Investment Adviser’s other clients as otherwise permissible under regulatory guidance, applicable regulations and the allocation policy of H.I.G. Capital and our Investment Adviser. Under this allocation policy, a fixed calculation, based on the type of investment, will be applied to determine the amount of each opportunity to be allocated to us. This allocation policy will be periodically approved by our Investment Adviser and reviewed by our independent directors. We expect that these determinations will be made similarly for other accounts sponsored or managed by our Investment Adviser and its affiliates. If sufficient securities or loan amounts are available to satisfy our and each such account’s proposed demand, we expect that the opportunity will be allocated in accordance with our Investment Adviser’s pre-transaction determination. Where there is an insufficient amount of an investment opportunity to satisfy us and other accounts sponsored or managed by our Investment Adviser or its affiliates, the allocation policy further provides that allocations among us and such other accounts will generally be made pro rata based on the amount that each such party would have invested if sufficient securities or loan amounts were available. However, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.

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The Exemptive Relief Order permits greater flexibility to negotiate the terms of co-investments if our board of directors determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by our Investment Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions, as well as regulatory requirements and other relevant factors. See “Certain Relationships” in the accompanying prospectus. We cannot assure you, however, that we will obtain such approvals or exemptive relief or develop opportunities that comply with such limitations.

In situations where co-investment with other accounts managed by our Investment Adviser or its affiliates is not permitted or appropriate, H.I.G. Capital and our Investment Adviser will need to decide which client will proceed with the investment. Our Investment Adviser’s allocation policy provides, in such circumstances, for investments to be allocated on a rotational basis to assure that all clients of our Investment Adviser and its affiliates have fair and equitable access to such investment opportunities. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which a fund managed by our Investment Adviser or its affiliates has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. These restrictions may limit the scope of investment opportunities that would otherwise be available to us.

See “Risk Factors — Risks Relating to our Business and Structure — There are significant potential conflicts of interest that could affect our investment returns” in the accompanying prospectus and “Certain Relationships” in the accompanying prospectus.

Company Information

Our principal executive offices are located at 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131, telephone number (305) 381-6999. Our corporate website is located at www.whitehorsefinance.com. Information on our website is not incorporated into or a part of this prospectus supplement.

Risk Factors

The value of our assets, as well as the market price of our securities, will fluctuate. Our investments may be risky, and you may lose all or part of your investment in us. See “Risk Factors” beginning on page         of this prospectus supplement and on page         of the accompanying prospectus, and the other information included in the accompanying prospectus, for additional discussion of factors you should carefully consider before deciding to invest in our securities.

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SPECIFIC TERMS OF THE UNITS AND THE OFFERING

This prospectus supplement sets forth certain terms of the Units that we are offering pursuant to this prospectus supplement and supplements the accompanying prospectus that is attached to the back of this prospectus supplement. This section outlines the specific legal and financial terms of the Units. You should read this section together with the more general description of the Units in this prospectus supplement under the heading “Description of the Units” and in the accompanying prospectus under the heading “Description of Our Units” before investing in the Units. Capitalized terms used in this prospectus supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying prospectus.

[Insert material terms of the Units in tabular form to the extent required to be disclosed by applicable law or regulation.]

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RISK FACTORS

Before you invest in our securities, you should be aware of various risks, including those described below and those set forth in the accompanying prospectus. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus, before you decide whether to make an investment in our securities. The risks set out below are not the only risks we face. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, our net asset value and the trading price of our securities could decline, and you may lose all or part of your investment.

[Insert risk factors applicable to the Units and any additional relevant risk factors not included in the base prospectus to the extent required to be disclosed by applicable law or regulation.]

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement and the accompanying prospectus constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus supplement and the accompanying prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;

•	changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, which could result in changes to the value of our assets;

•	our business prospects and the prospects of our prospective portfolio companies;

•	the impact of investments that we expect to make;

•	the impact of increased competition;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our prospective portfolio companies to achieve their objectives;

•	the relative and absolute performance of our Investment Adviser;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital;

•	our ability to make distributions to our stockholders;

•	the timing of cash flows, if any, from the operations of our prospective portfolio companies; and

•	the impact of future acquisitions and divestitures.

We use words such as “anticipate,” “believe,” “expect,” “intend” “may,” “might,” “will,” “should,” “could,” “can,” “would,” “believe,” “estimate,” “anticipate,” “predict,” “potential” and similar words to identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth as “Risk Factors” and elsewhere in this prospectus supplement and the accompanying prospectus.

We have based the forward-looking statements included in this prospectus supplement on information available to us on the date of this prospectus supplement, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those anticipated in our forward-looking statements and future results could differ materially from historical performance. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we have filed or in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. This prospectus supplement may contain statistics and other data that have been obtained from or compiled from information made available by third-party service providers. We have not independently verified such statistics or data.

You should understand that, under Sections 27A(b)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E(b)(2)(B) of the Exchange Act, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus supplement, the accompanying prospectus or in periodic reports we file under the Exchange Act.

S-8

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of                 Units in this offering will be approximately $       million (or approximately $     million if the underwriters fully exercise their overallotment option), in each case assuming a public offering price of $     per Unit, after deducting the underwriting discounts and commissions of $     million (or approximately $     million if the underwriters fully exercise their overallotment option) payable by us and estimated offering expenses of approximately $     million payable by us.

We intend to use the net proceeds from the sale of our securities to invest in portfolio companies in accordance with our investment objective and strategies and for general corporate purposes. We expect that our new investments will consist primarily of senior secured debt investments in small-cap companies. We will also pay operating expenses, including management and administrative fees, and may pay other expenses such as due diligence expenses relating to potential new investments, from the net proceeds of any offering of our securities. We may also use a portion of the net proceeds from the sale of our securities to repay amounts outstanding under our credit facilities. As of        , 20    , we had approximately $     million outstanding under our credit facilities.

We anticipate that we will use substantially all of the net proceeds of an offering for the above purposes within approximately six months after the completion of any offering of our securities, depending on the availability of appropriate investment opportunities consistent with our investment objectives and market conditions. We cannot assure you that we will achieve our targeted investment pace.

Until such appropriate investment opportunities can be found, we will invest the net proceeds of any offering of our securities primarily in cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment. These temporary investments may have lower yields than our other investments and, accordingly, may result in lower distributions, if any, during such period. Our ability to achieve our investment objective may be limited to the extent that the net proceeds from an offering, pending full investment, are held in lower yielding interest-bearing deposits or other short-term instruments. See “Regulation — Temporary Investments” in the accompanying prospectus for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

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DESCRIPTION OF THE UNITS

This prospectus supplement sets forth certain terms of the Units that we are offering pursuant to this prospectus supplement and the accompanying prospectus. This section outlines the specific legal and financial terms of the Units. You should read this section together with the more general description of the Units in the accompanying prospectus under the heading “Description of Our Units” before investing in the Units. This summary is not necessarily complete and is subject to and entirely qualified by reference to [insert relevant documents].

[Insert material terms of the Units to the extent required to be disclosed by applicable law or regulation.]

S-10

CAPITALIZATION

The following table sets forth:

●	our actual capitalization as of , 20 ; and
●	our pro forma capitalization to give effect to the sale of Units in this offering based on the public offering price of $ per Unit, after deducting the underwriting discounts and commissions of $ million payable by us and estimated offering expenses of approximately $ payable by us.

		As of		, 20
		Actual		Pro Forma
(dollars in thousands)
Assets:
Cash and cash equivalents	$		$
Investment at par value
Other assets
Total assets

Liabilities:
Debt
Other liabilities
Total liabilities

Net assets:
Common stock, par value $0.001 per share; 100,000,000 shares authorized, shares issued and outstanding shares issued and outstanding, pro forma
Paid in capital in excess of par
Capital distributions in excess of net investment income
Net unrealized appreciation on investments
Net realized gains (losses) on investments
Total stockholders’ equity
Net asset value per common share

S-11

SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial and other information below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the consolidated financial statements and notes thereto. Financial information as of     , 20     and 2013 and for the     months then ended has been derived from our unaudited financial statements. Financial information as of December 31, 2013 and 2012 and for the years then ended has been derived from our consolidated financial statements that were audited by Crowe Horwath LLP, an independent registered public accounting firm.

	As of and for the
	months ended
	(Unaudited)		As of and for the years ended
	, 20	, 20	December 31, 2013	December 31, 2012
	(In thousands, except per share data)
Income statement data:
Total investment income	$	$	$37,617	$44,793
Total expenses			18,307	2,592
Net investment income			19,310	42,201
Net realized loss on investments			—	(2,574)
Net change in unrealized appreciation (depreciation) on investments			(280)	111
Net increase in net assets resulting from operations			19,030	39,558
Balance sheet data:
Investments, at fair value	$	$	$272,439	$180,488
Cash and cash equivalents			92,905	156,123
Restricted cash and cash equivalents			3,078	31,646
Total assets			374,153	373,282
Credit facility			25,000	51,250
Senior Notes			30,000	—
Unsecured term loan			55,000	90,000
Total liabilities			147,151	144,233
Total net assets			227,002	229,049
Per share data:
Net asset value (at period end)	$	$	$15.16	$15.30
Dividends and distributions declared			1.42	0.11

(1)	Net investment yield is calculated based on net investment income, which includes interest income and excludes realized and unrealized gains on investments, divided by weighted average net assets.

The following table sets forth, for the periods indicated, certain consolidated quarterly financial information. This information is derived from the Company’s unaudited financial statements which include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods. The results for any quarter are not necessarily indicative of results for future periods.

	2014
	(Unaudited)
	Three months ended	Three months ended
	June 30, 2014	March 31, 2014
	(dollars in thousands)
Total investment income	$9,018	$8,250
Net investment income	3,993	3,990
Net realized and unrealized gains on investments	1,024	2,380
Net increase in net assets resulting from operations	5,017	6,370

S-12

	2013
	(Unaudited)
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
	(dollars in thousands)
Total investment income	$8,615	$11,122	$9,498	$8,382
Net investment income	4,169	6,282	4,850	4,009
Net realized and unrealized gain (loss) on investments	2,166	(262)	(1,683)	(501)
Net increase in net assets resulting from operations	6,335	6,020	3,167	3,508

	2012
	(Unaudited)
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
	(dollars in thousands)
Total investment income	$15,932	$10,212	$9,500	$9,149
Net investment income	13,727	10,147	9,356	8,971
Net realized and unrealized gain (loss) on investments	(5,753)	1,019	1,891	200
Net increase in net assets resulting from operations	7,975	11,166	11,246	9,171

S-13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and the financial statements and the related notes thereto of us appearing elsewhere in this prospectus supplement and accompanying prospectus. The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

[Insert Management’s Discussion and Analysis of Financial Condition and Results of Operations from most recently filed Quarterly Report on Form 10-Q and Annual Report on Form 10-K prior to offering.]

S-14

UNDERWRITING

We are offering the Units described in this prospectus supplement and the accompanying prospectus through a number of underwriters.          and         are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, severally and not jointly, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of Units set forth opposite its name below.

Number of
Underwriter	Units

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Units sold under the purchase agreement if any of these Units are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and our investment adviser have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Units, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the Units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per Unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed

The following table shows public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional Units.

		Without	With
	Per Unit	Option	Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to WhiteHorse Finance	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at approximately $     and are payable by us. We will pay the filing fees and expenses (including reasonable legal fees and disbursements) incident to securing any required review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Units up to $     (excluding filing fees).

[Overallotment Option

The underwriters have an option to buy up to     additional Units from us to cover sales of shares by the underwriters which exceed the number of Units specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this overallotment option. If any Units are purchased with this overallotment option, the underwriters will purchase Units in approximately the same proportion as shown in the table above. If any additional Units are purchased, the underwriters will offer the additional Units on the same terms as those on which the Units are being offered.]

[No Sales of Similar Securities

We, our executive officers and directors and all of our security holders holding approximately         % of our common stock outstanding have agreed not to sell or transfer any [insert securities comprising the Units] for     days after the date of this prospectus supplement without first obtaining the written consent of             ,                     ,                and                    . This consent may be given at any time without public notice]

[Listing

The Units are a new issue of securities with no established trading market. We intend to list the Units on               . We expect trading in the Units on             to begin within       days after the original issue date. Currently there is no public market for the Units.

We have been advised by the underwriters that they presently intend to make a market in the Units after completion of the offering as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Units and any such market-making may be discontinued at any time in the sole discretion of the underwriters without any notice. Accordingly, no assurance can be given as to the liquidity of, or development of a public trading market for, the Units. If any active public trading market for the Units does not develop, the market price and liquidity of the Units may be adversely affected.]

S-15

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Units. However, the underwriters may engage in transactions that stabilize the price of the Units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of Units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing Units in the open market. In determining the source of Units to close out the covered short position, the underwriters will consider, among other things, the price of Units available for purchase in the open market as compared to the price at which they may purchase Units through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Units or preventing or retarding a decline in the market price of our Units. As a result, the price of our Units may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our warrants. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e- mail. In addition,            ,           ,            and               may facilitate Internet distribution for this offering to certain of its Internet subscription customers.            ,             ,            and            may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web sites maintained by      ,      ,      and      . Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the            ,            , and             web sites are not part of this prospectus supplement or the accompanying prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us, our affiliates or our portfolio companies. They have received, or may in the future receive, customary fees and commissions for these transactions. For example, we expect that affiliates of certain of the underwriters may participate as lenders under the Unsecured Term Loan and would be entitled to receive customary fees in such capacity. For more information, see “Financial Condition, Liquidity and Capital Resources—Credit Facility” in the accompanying prospectus.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our Units, or the possession, circulation or distribution of this prospectus supplement or accompanying prospectus or any other material relating to us or the Units in any jurisdiction where action for that purpose is required. Accordingly, our Units may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with our Units may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

S-16

Each of the underwriters may arrange to sell our Units offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where it is permitted to do so.

[Insert applicable legends for jurisdictions in which offers and sales may be made.]

Principal Business Address

The principal business addresses of the underwriters are:     .

S-17

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus supplement will be passed upon for WhiteHorse Finance by Dechert LLP, Washington, D.C. Dechert LLP also represents WhiteHorse Advisers. Dechert LLP has from time to time represented WhiteHorse Advisers and the underwriters on unrelated matters. Certain legal matters in connection with the securities offered hereby will be passed upon for the underwriters by                .

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Crowe Horwath LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2013 and 2012, and for the years then ended, as set forth in its report elsewhere in this prospectus supplement. We have included our consolidated financial statements in reliance on Crowe Horwath LLP’s report, given on their authority as experts in accounting and auditing. Crowe Horwath LLP is located at 488 Madison Avenue, Floor 3, New York, New York 10022.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our Units offered by this prospectus supplement and the accompanying prospectus. The registration statement contains additional information about us and our Units being offered by this prospectus supplement and the accompanying prospectus.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We maintain a website at www.whitehorsefinance.com and make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus supplement, and you should not consider information on our website to be part of this prospectus supplement. You may also obtain such information by contacting us, in writing at: 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131, Attention: Investor Relations, or by telephone at (305) 381-6999. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

S-18